Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

900 South Capital of Texas Highway
Las Cimas IV, Fifth Floor
Austin, TX 78746-5546
PHONE 512.338.5400
FAX 512.338.5499
www.wsgr.com

February 19, 2009

Office of International Corporate Finance
Division of Corporation Finance, Room
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: CSR plc – Rule 12g3-2(b) Information

Ladies and Gentlemen:

On behalf of CSR plc, a public limited company incorporated under the laws of England and Wales (the "Company"), we are submitting the attached documents in connection with the Company's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the registration requirements of Section 12(g) of the Exchange Act (the "Exemption"). The Company's Commission file number as indicated on each of the attached documents is 82-34982. Attached as Annex A hereto is a list of the documents which are being provided herewith.

All of the information and documents being provided herewith are provided on behalf of the Company under Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits and protections of the U.S. legal system.

In accordance with the recent amendments to Rule 12g3-2, for so long as the Company is relying on the Exemption, the Company will publish future information material to an investment decision on its Internet Website or through an electronic information delivery system generally available to the public rather than furnish such information to the Commission.

Would you please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning it to the undersigned in the envelope provided.

If you have any questions regarding the foregoing, please contact the undersigned at 512-338-5439.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

J. Robert Suffoletta

JRS/jar
Enclosures
cc Brett Gladden, CSR plc

ANNEX A

1. Chronological list of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e., as prescribed by the rules of the markets on which the securities are admitted to trading.

This includes all announcements and filings made under the rules of the ISE and the UKLA. This also includes all Companies Registration Office ("CRO") filings during the period, which are listed separately from the market filings.

ISE/UKLA Filings From October 1, 2008 through January 11, 2009

Date	Filing
01/05/2009	Total Voting Rights
01/05/2009	Total Voting Rights
12/10/2008	CSR plc - Changes by a director in external directorships
12/04/2008	CSR plc - Director/PDMR Shareholding
12/01/2008	CSR plc - Total Voting Rights
11/05/2008	CSR plc - Holding(s) in Company
11/03/2008	CSR plc - Total Voting Rights
10/30/2008	CSR plc - Holding(s) in Company
10/29/2008	CSR plc - 3rd Quarter Results
10/24/2008	CSR plc - Holding(s) in Company
10/21/2008	CSR plc - Holding(s) in Company
10/21/2008	CSR plc - Holding(s) in Company
10/16/2008	CSR plc - Holding(s) in Company
10/09/2008	CSR plc - Holding(s) in Company
10/09/2008	CSR plc - Holding(s) in Company
10/01/2008	CSR plc - Notice of Q3 Results
10/01/2008	CSR plc - Board Appointment

CSR PLC

Documents filed with the Registrar of Companies: 1 October 2008 to 31 December 2008

Document Type	Brief Description	Date
Form 88(2)	Return of Allotment of Shares	12/28/2008
Form 88(2)	Return of Allotment of Shares	12/28/2008
Form 88(2)	Return of Allotment of Shares	12/28/2008
Form 88(2)	Return of Allotment of Shares	12/28/2008
Form 88(2)	Return of Allotment of Shares	12/28/2008
Form 88(2)	Return of Allotment of Shares	12/21/2008
Form 88(2)	Return of Allotment of Shares	12/21/2008
Form 88(2)	Return of Allotment of Shares	12/21/2008
Form 88(2)	Return of Allotment of Shares	12/21/2008
Form 88(2)	Return of Allotment of Shares	12/21/2008
Form 88(2)	Return of Allotment of Shares	12/21/2008
Form 88(2)	Return of Allotment of Shares	12/05/2008
Form 88(2)	Return of Allotment of Shares	11/19/2008
Form 88(2)	Return of Allotment of Shares	11/19/2008
Form 88(2)	Return of Allotment of Shares	11/01/2008
Form 88(2)	Return of Allotment of Shares	10/28/2008
Form 88(2)	Return of Allotment of Shares	10/15/2008
Form 88(2)	Return of Allotment of Shares	10/15/2008
Form 288a	Appointment of Director (Mr Andrew James Allner)	10/07/2008
Form 88(2)	Return of Allotment of Shares	10/03/2008

Form 88(2)	Return of Allotment of Shares	10/03/2008
Form 88(2)	Return of Allotment of Shares	10/03/2008

82-34982

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News Release

Total Voting Rights

RNS Number : 0751L
CSR plc
05 January 2009

CSR plc Voting Rights and Capital

5 January 2009

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 132,890,821 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 132,890,821.

There are no shares held in treasury.

The above figure (132,890,821) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CSR plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

TVRGCGDBBGGGGCU

82-34982

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RECEIVED

2009 MAR -5 P 2:51

News Release

CSR plc - Changes by a director in external directorships

RNS Number : 8851J

CSR plc

10 December 2008

Notification of changes to external appointments

of an existing Non-executive Director of CSR plc

CSR plc ('the Company') announces that it has been advised that Mr Sergio Giacoletto, a non-executive director of the Company is to be appointed a non-executive director of Logica plc with effect from 24 February 2009.

The Company has also been advised that Mr Giacoletto will in December 2008 retire from Oracle Corporation, where since 2000 he has served as executive vice president, Europe, Middle East and Africa.

ENDS

This information is provided by RNS

The company news service from the London Stock Exchange

END

RDNILFVFFVLILIT

82-34982

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2009 MAR -5 P 2:5

News Release

CSR plc - Director/PDMR Shareholding

RNS Number : 5609J

CSR plc

04 December 2008

CSR plc

(the Company)

Dealing by a Director

Announcement of the exercise of options in the Company

The Company announces that on Thursday, 4 December 2008, Mr. Chris Ladas, Operations Director exercised certain options over 11,234 ordinary shares at a price of £0.001 per share. The holding of Mr. Ladas in the Company's ordinary shares after the exercise of the options is as shown below.

Director Ordinary Shares Shareholding Holding as a percentage

acquired on exercise following exercise of the issued share capital

of the Company

Chris Ladas 11,234 86,234 0.06%

This information is provided by RNS

The company news service from the London Stock Exchange

END

RDSFSDFDLSASESE

82-34982

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News Release

CSR plc - Total Voting Rights

RNS Number : 2781J

CSR plc

01 December 2008

CSR plc Voting Rights and Capital

1 December 2008

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 132,798,604 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 132,798,604.

There are no shares held in treasury.

The above figure (132,798,604) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CSR plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS

The company news service from the London Stock Exchange

END

TVRBBBDDBXGGGIB

82-34982

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2009 MAR -5 P 2:5?

News Release

CSR plc - Holding(s) in Company

RNS Number : 4850H

CSR plc

05 November 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from Morgan Stanley (Institutional Securities Group and Global Wealth Management), pursuant to the FSA's Disclosure and Transparency Rules. The notifying party has advised that following the disposal of shares in the Company the holding of Morgan Stanley has fallen below 3% of the Company's issued share capital.

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLUUGMGGUPRGUA

82-34982

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2009 MAR -5 P 2:05

News Release

CSR plc - Total Voting Rights

RNS Number : 2725H

CSR plc

03 November 2008

CSR plc Voting Rights and Capital

3 November 2008

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 132,794,860 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 132,794,860.

There are no shares held in treasury.

The above figure (132,794,860) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CSR plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS

The company news service from the London Stock Exchange

END

TVRBGBDBRBGGGIX

82-34982

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News Release

CSR plc - Holding(s) in Company

RNS Number : 0338H

CSR plc

30 October 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Morgan Stanley

(Institutional Securities Group

and Global Wealth Management)

3,999,094 ordinary shares (3.01%)

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLWUGQUUUPRGGU

82-34982

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News Release

CSR plc - 3rd Quarter Results

RNS Number : 8953G
CSR plc
29 October 2008

CSR PLC REPORTS UNAUDITED RESULTS FOR THE

THIRD QUARTER ENDED 26 SEPTEMBER 2008

Results in line. Strong operational performance and cost control.

Financial highlights

- Third quarter performance in line with guidance - revenues were $205.5m, up 9% on the second quarter.
- Gross margins of 44.5%, consistent with guidance and prior quarter.
- Tight cost management - SG&A and R&D costs flat year on year, costs in 2009 expected to be reduced by $20m.
- Underlying diluted earnings per share in the third quarter were $0.19, up 36% from $0.14 in the second quarter.
- Good operational cash generation with net inflows from operating activities of $17.4m to a net cash position of $226.4m.
- Difficult economic environment significantly impacting our end customer markets - Fourth quarter revenue outlook between $140m and $160m.

	Q3 2008	**Q2 2008**	**Change Q2 2008 to Q3 2008**	**Q3 2007**	**Change Q3 2007 to Q3 2008**
Revenue	$205.5m	$188.4m	*$17.1m*	$240.1m	*($34.6m)*
Gross Margin	44.5%	45.0%	*(0.5%)*	48.2%	*(3.7%)*
Underlying* R&D expenditure	$37.9m	$39.4m	*($1.5m)*	$36.5m	*$1.4m*
Underlying SG&A expenditure	$21.5m	$22.5m	*($1.0m)*	$21.8m	*($0.3m)*
Underlying* operating profit	$32.1m	$22.9m	*$9.2m*	$57.3m	*($25.2m)*
Underlying* operating margin	15.6%	12.2%	*3.4%*	23.9%	*(8.3%)*
Underlying* diluted earnings per share	$0.19	$0.14	*$0.05*	$0.31	*($0.12)*
Operating profit	$30.9m	$21.7m	*$9.2m*	$55.6m	*($24.7m)*
Diluted earnings per share	$0.18	$0.13	*$0.05*	$0.30	*($0.12)*
Net cash from operating activities	$17.4m	$8.5m	*$8.9m*	$39.8m	*($22.4m)*
Net cash, cash equivalents & treasury deposits	$226.4m	$212.3m	*$14.1m*	$207.0m	*$19.4m*

* Underlying results exclude charges in R&D for the amortisation of acquired intangible assets in each period.

Operational Highlights

· Strong operational performance with significant progress made across the business on the key milestones identified in our operational assessment, communicated in May 2008:

* BlueCore7 our next-generation Bluetooth chip, remains well on track. It combines Bluetooth with FM Transmit, FM Receive, Bluetooth low energy and GPS RF. We continue to pass critical milestones with our leading customer. BlueCore7 is world beating on all specifications that matter and has great appeal to Tier 1 customers across the globe. We expect to enter mass production at the end of the first quarter in 2009 with significant revenue to ramp in the second half of 2009. New products, such as BlueCore6 and BlueCore5 Multimedia & FM, that started shipping in volume in 2008 also continued to perform well.
* Development of MusiCore is on track. This innovative and unique Bluetooth plus Audio Codec chip enables up to 100 hours of playback on a handset as well as enhanced audio quality and its development has progressed according to plan. MusiCore has been well received by Tier 1 manufacturers in trials, as battery life is one of the key 'care abouts' of all mobile phone users and audio quality matters especially to music playing end-customers. The Company expects that this product will win design slots with Tier 1 manufacturers during the first half of 2009.
* UniFi, our embedded Wi-Fi chip, that has extremely low power consumption, and industry leading co-existence, is now shipping in more than six handsets. The next generation product UniFi3, successfully taped out in September.

Outlook

The current macroeconomic environment and resulting uncertainty are inevitably affecting end-consumers and will negatively impact our addressable market. Whilst visibility is limited, we currently expect the downturn to extend well into 2009 and potentially beyond.

Reflecting the economic slowdown, the Company currently expects fourth quarter revenue to be in the $140m-$160m range.

In addressing the changed economic environment, we are benefiting from our implementation of the strategic review we undertook in the first quarter of this year. This crystallised our strategic focus on the Connectivity Centre. It also delivered an operational assessment designed to focus our activities on delivering the Connectivity Centre and to re-shape and significantly sharpen our operational focus, speed of execution and efficiency. The results of implementing the first phases of this operational assessment are already showing. We are now accelerating implementation of the remaining phases and this is also enabling us to put in place significant further cost rationalisation, without affecting our development and delivery of innovative products that provide best in class performance at market leading price points. We expect to reduce our combined R&D and SG&A expense in 2009 by around $20m from 2008 levels.

Our focus on the Connectivity Centre and ability to execute and deliver on our strategy remain unchanged, as does the compelling growth opportunity. Products such as BlueCore7, MusiCore and UniFi are expected to drive that growth and increase our market share.

Commenting, Joep van Beurden, Chief Executive Officer, said:

'We have posted solid third quarter financial results in line with guidance. Our product development roadmap has also proceeded extremely well. We have made significant progress on our BlueCore7, MusiCore and UniFi chip programs. Our exclusive focus on the Connectivity Centre strategy is increasingly proving to be well founded as the evidence mounts of the compelling growth opportunity it provides. All this is encouraging, as is the widening demand for our products in non-cellular applications, such as gaming, automotive and audio, which demonstrates the growing diversity of future potential demand.

'In the short and potentially the medium term, however, we all recognise that the rapidly deteriorating global economic environment is clearly impacting demand for our customers' products. We are therefore accelerating completion of the operational assessment we undertook earlier this year and we have identified significant further efficiencies we can secure alongside an expected reduction in headcount. We are aligning our business and cost base with the changed economic conditions while reinforcing our ability to develop and deliver innovative new products, grow market share and capitalise on the future growth opportunities available to us.

'We have a leading global market position, a strong balance sheet, a low fixed cost base, a world class R&D operation that is more focused and streamlined than ever before and a pipeline of new products that are very well attuned to what our customers want and which will lead the market when they start shipping next year. Coupled with our exclusive focus on the Connectivity Centre, notwithstanding the current economic environment, we fully expect to increase our market share of the global connectivity segment next year, while benefiting from our careful financial management.'

Enquiries:

Investors
CSR plc
Will Gardiner, Chief Financial Officer
Scott Richardson Brown, Tel: +44 (0) 1223 692 000
Director of Corporate Finance & IR

US Investors
Mozes Communications LLC
Kristine Mozes Tel: +1 781 652 8875

Media
Brunswick
Tom Buchanan
Chris Blundell Tel: +44 (0) 20 7404 5959

UK Webcast

A conference call for analysts and investors will be held at 9.00am UK time. A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com).

The webcast will be available to view on demand from approximately 1pm UK time.

To listen to the live audio dial: +44 (0) 1452 561 263 Passcode: CSR Q3 Results. To access the audio replay dial +44 (0) 1452 55 00 00 Passcode: 67210179#. The replay facility will be available for one week after the presentation.

US Webcast

A conference call for US analysts and investors will be held at 9.00am EST today. A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com).

The webcast will be available to view on demand from approximately 1pm EST time.

To listen to the live audio dial (USA Free Call) 1866 223 9754 Passcode: CSR Q3 results. To access the audio replay dial 1866 247 4222 Passcode: 67210691#. The replay facility will be available for one week after the presentation.

A recording of the analyst and investor call will also be available on the investor relations pages of the CSR website (www.csr.com) for six months.

Operating Review

Cellular Applications

Handsets

Demand in the third quarter was increasingly impacted by the general economic slowdown, which we expect will continue in the fourth quarter and into 2009. Notwithstanding that slowdown, the Company has made excellent progress designing in our next-generation Bluetooth chip, BlueCore7 which combines Bluetooth with FM Transmit, FM Receive, Bluetooth low energy and GPS RF. We are very confident that this world-leading product will help increase our market share in Bluetooth FM combination products. The Company continues to pass critical milestones with our leading customer. We expect to enter mass production at the end of the first quarter in 2009 with significant revenue to ramp in the second half of 2009.

MusiCore, our combination Bluetooth with Audio Codec chip is benefiting from the ever increasing interest among Tier 1 phone manufacturers in music phones. This reflects the hard-to-beat characteristics of the product: 100 hours music playback time, increased audio quality and a $2-$3 bill of materials cost reduction versus competitor products. The product is performing to specification and the development program is on schedule. We expect multiple revenue streams from leading manufacturers in the second half of 2009.

Our Wi-Fi business has made good progress with more design wins in the pipeline. Building on our experience, UniFi3 will have 802.11abgn functionality and be smaller than any competitor part as well as having world leading co-existence with Bluetooth and low power consumption. It taped out at the end of the third quarter, and the product is doing well in its initial tests. This brings us closer to achieving another key part of our roadmap of next generation products.

Headsets

The headset market continues to be a strong one for CSR, due to our technological superiority and innovation. We estimate our market share to be around 80%. Our products are particularly strong in the high-end where our customers demand the best audio quality and connectivity performance coupled with the greatest range of features for their devices. CSR wins almost all designs in this important segment.

Demand for headsets in the third quarter was positively impacted by the introduction in June of hands free driving legislation in California and Washington State in the US. As the market leader in hands free headsets, CSR captured the lion's share of the additional demand. We also shipped a larger number of higher end products than usual to meet the demand.

There continues to be strong competitive pressure in the ultra low-end market and CSR also continues to see competition from Bluetooth vendors attempting to break into the low cost segment. Our BlueVox2 and BlueVox DSP solutions have been specifically created to enable us to continue to compete effectively in these markets. Additionally in the quarter we launched BlueTunes ROM, a low cost stereo headset chip designed to enable manufacturers to build cheaper stereo headset units for their customers and drive product adoption.

We continue to see new headset market opportunities open up to us. For example, mono headsets began to expand beyond the traditional hands free voice call market into gaming applications. In the third quarter, we started shipping our headset product to a leading games console manufacturer for a mono headset designed for use with its gaming machines.

Non-cellular applications

Our PC, Automotive and Consumer division ('PAC'), had a strong quarter with wireless connectivity

requirements growing across many consumer devices. Consumer products are evolving to have wireless connectivity as standard, and the total available market and subsequent attach rates are growing. CSR is providing new solutions to address this very diverse market segment, offering flexibility in terms of software architecture, whilst still remaining ROM based in order to reduce integration costs. Leading design wins for these new solutions include digital photograph frames, LCD televisions from leading Korean manufacturers and a variety of health and 'wellness' products including a Bluetooth enabled sports training system by Polar.

CSR still has a very strong presence in the gaming segment. Low latency is a key requirement from customers in this market and CSR's Fast Stream ™ software ensures that the audio and video are synchronised to enhance the user experience. We are seeing a trend to have multiple simultaneous uses for Bluetooth in hand held gaming and consumers will see this in the market in 2009.

The automotive segment, in which the Company is the market leader for providing Bluetooth solutions, has seen strong growth as attach rates continue to increase quickly. While global demand for cars is expected to be impacted by the general economic slowdown, we believe that a greater percentage of those cars built will include Bluetooth functionality as manufacturers offer higher specification levels in order to try to attract additional custom.

Significant wins during the period include a leading automotive manufacturer based in France, and a second major German-based car manufacturer to add to our first German customer in this segment, which has recently confirmed CSR as its continued sole supplier in 2009.

Personal Navigation Devices ('PNDs') also remain an important market to us with a leading US PND manufacturer now installing our RoadTunes product in all their high volume devices. RoadTunes is an easy to integrate reference design with an exceptionally low electronic bill of materials ('eBOM') that supports hands free calling, noise cancellation and digital music streaming. This attractive specification mean RoadTunes continues to be evaluated by other customers where we expect to make additional design wins.

CSR's partnership with Intel has now provided PC customers and OEMs with the ability to offer their customers a 30 minute battery life saving. To ensure ease of integration, CSR has launched a new PC 'Slim module' design with a new ROM device that incorporates the CSR/Intel advanced power management functionality. The module has been well received and we expect to see this functionality rolled out into the market in products in 2009.

Partnerships

Our partnership strategy is instrumental to capturing additional sales in combination with leading developers. The Company has announced a significant partnership in the quarter with SRS Labs to create PureSpeech™ to improve sound clarity in headsets. This adds to our existing relationships with Acoustic Technologies, DynamicHearing, Sonaptic, QSound Labs, Phitex and APT. In our PAC division we have entered a partnership with Freescale to be their wireless partner. A newly announced partnership with Raza Microelectronics will help us offer an eGPS solution to our customers. eGPS is an advanced form of autonomous GPS, which uses cellular networks in order to increase the speed of first locking with satellites and also to maximise location positioning within buildings and built up areas. The Company sees further interest from potential partners in new areas for us such as health and 'wellness' products.

Financial Review

Income Statement

Revenue

Revenue for Q3 2008 amounted to $205.5 million, an increase of $17.1 million from Q2 2008 revenue of $188.4 million (Q3 2007: $240.1 million).

Shipments of products in Q3 were higher due to traditional seasonal trends.

Revenue from CSR's top five customers in the quarter represented 51% of total revenue (Q2 2008: 48%, Q3 2007: 50%). This increase is in line with our expectations and consistent with our success in winning business across our customer base. Our largest customer represented 17% of total revenue (Q2 2008: 19%, Q3 2007: 22%).

Gross Profit

Gross profit for Q3 2008 was $91.5 million compared with $84.8 million in Q2 2008 (Q3 2007: $115.6 million). Gross margin was 44.5% of revenue, down slightly from 45.0% in Q2 2008 (Q3 2007: 48.2%) as average ASP reductions exceeded chip cost reductions.

Operating Expenses

Underlying operating expenses were $59.4 million in Q3 2008 compared with $61.9 million in Q2 2008 (Q3 2007: $58.3 million). Unadjusted operating expenses were $60.6 million compared with $63.1 million in Q2 2008 (Q3 2007: $60.0 million) which included amortisation of acquired intangibles of $1.2 million in Q3 2008 (Q2 2008: $1.2 million, Q3 2007: $1.7 million). The reduction in operating expenses between Q2 2008 and Q3 2008 was mainly due to lower levels of engineering and staff-related costs.

Underlying research and development (R&D) expenditure was $37.9 million in Q3 2008, compared with $39.4 million in Q2 2008, a decrease of 4% (Q3 2007: $36.5 million). Underlying selling, general and administrative (SG&A) expenses were $21.5 million for Q3 2008, compared with $22.6 million in Q2 2008 (Q3 2007: $21.8 million).

Share-based payment charges, recorded under IFRS 2, were $2.2 million for Q3 2008 representing an increase of $0.2 million when compared with Q2 2008 (Q3 2007: $1.4 million).

Operating Profit

Underlying operating profit for Q3 2008 was $32.1 million, compared with $22.9 million in Q2 2008 (Q3 2007: $57.3 million). Operating profit (including the non-underlying operating expense items noted above) was $30.9 million for Q3 2008, compared with $21.7 million in Q2 2008 (Q3 2007: $55.6 million).

Underlying operating margin was 15.6%, compared with 12.2% in Q2 2008 (Q3 2007: 23.9%). Operating margin was 15.0% in Q3 2008, compared with 11.5% in Q2 2008 (Q3 2007: 23.2%).

Earnings and Taxation

For Q3 2008, profit before taxation was $30.8 million, compared with $22.7 million for Q2 2008 (Q3 2007: $57.6 million).

Finance costs were $1.3 million in Q3 2008, compared with $0.3 million in Q2 2008 (Q3 2007: $0.3 million). The increase is due to exchange losses incurred on non-US dollar cash balances due to the significant reduction in the Sterling to Dollar exchange rate.

Included within finance costs in Q3 2008 was $0.3 million related to the unwinding of the discount applied to the contingent consideration for the acquisition of NordNav Technologies AB (Q2 2008: $0.3 million; Q3 2007 $0.4 million).

The underlying effective tax rate for Q3 2008 was 23.4%. This rate was below the current UK statutory rate of 28% principally due to the availability of enhanced tax relief on R&D expenditure.

To manage its exposure to foreign exchange, CSR enters into US dollar forward contracts. CSR's average US dollar contract rate for 2008 is set at $1.98 (2007: $1.89). CSR covers a substantial proportion of its UK sterling denominated operating expenses with US dollar forward contracts.

Underlying diluted earnings per share for Q3 2008 were $0.19 per share, compared with $0.14 per share for Q2 2008 (Q3 2007: $0.31).

Diluted earnings per share (including the impact of the non-underlying operating expense items noted above) for Q3 2008 were $0.18, compared with $0.13 in Q2 2008 (Q3 2007: $0.30).

Balance Sheet and Cash Flow

The aggregate of cash, cash equivalents and treasury deposits was $226.4 million at 26 September 2008, compared with $212.3 million at 27 June 2008 (28 September 2007: $207.0 million).

Net cash inflow from operating activities was $17.4 million in Q3 2008, compared with $8.5 million in Q2 2008 (Q3 2007: $39.8 million). Cash outflow on capital expenditure, including finance lease repayments, was $3.6 million in Q3 2008, compared to $9.4 million in Q2 2008.

Closing inventory was $80.7 million at 26 September 2008, compared with $92.3 million at 27 June 2008 (28 September 2007: $103.0 million). Inventory at the quarter end was managed to 9 weeks of historic cost of sales, compared with 12 weeks at 27 June 2008.

Accounts receivable increased to $110.8 million at 26 September 2008 from $96.2 million at 27 June 2008 (28 September 2007: $93.0 million). Days sales outstanding was 44 days, compared with 45 days at 27 June 2008 (26 September 2007: 38 days), in line with our standard terms.

People

Overall headcount decreased by 5 (Q2 2008: decreased by 25) to 1,042 at the end of Q3 2008.

Condensed consolidated income statement

	Note	Q3 2008	Q2 2008	9 Months 2008	Q3 2007	9 Months 2007	2007
		(unaudited) $'000	(unaudited) $'000	(unaudited) $'000	(unaudited) $'000	(unaudited) $'000	(audited) $'000
Revenue		205,523	188,388	554,792	240,055	616,104	848,622
Cost of sales		(114,006)	(103,607)	(305,911)	(124,447)	(330,107)	(452,348)
Gross profit		91,517	84,781	248,881	115,608	285,997	396,274
Underlying research and development		(37,921)	(39,388)	(116,127)	(36,506)	(103,044)	(140,932)
Amortisation of acquired intangible assets		(1,199)	(1,199)	(4,219)	(1,690)	(4,918)	(6,609)
Research and		(39,120)	(40,587)	(120,346)	(38,196)	(107,962)	(147,541)

development							
Underlying selling, general and administrative		(21,496)	(22,465)	(69,179)	(21,787)	(60,383)	(83,635)
Patent dispute settlement		-	-	-	-	(15,000)	(15,000)
Impairment of assets		-	-	(52,918)	-	-	-
Selling, general and administrative		(21,496)	(22,465)	(122,097)	(21,787)	(75,383)	(98,635)
Underlying operating profit		32,100	22,928	63,575	57,315	122,570	171,707
Patent dispute settlement		-	-	-	-	(15,000)	(15,000)
Impairment of assets		-	-	(52,918)	-	-	-
Amortisation of acquired intangible assets		(1,199)	(1,199)	(4,219)	(1,690)	(4,918)	(6,609)
Operating profit		30,901	21,729	6,438	55,625	102,652	150,098
Investment income		1,263	1,293	4,830	2,314	5,583	7,938
Finance costs		(1,325)	(325)	(1,906)	(330)	(1,942)	(2,437)
Profit before tax		30,839	22,697	9,362	57,609	106,293	155,599
Tax		(7,160)	(5,333)	(10,267)	(16,539)	(29,232)	(42,795)
Profit (loss) for the period		23,679	17,364	(905)	41,070	77,061	112,804
Earnings (loss) per share		$	$	$	$	$	$
Basic	2	0.18	0.14	(0.01)	0.31	0.59	0.86
Underlying diluted	2	0.19	0.14	0.39	0.31	0.67	0.94
Diluted	2	0.18	0.13	(0.01)	0.30	0.57	0.83

Condensed consolidated balance sheet

	26 September 2008 (unaudited) $'000	27 June 2008 (reviewed) $'000	28 December 2007 (audited) $'000	28 September 2007 (unaudited) $'000
Non-current assets				
Goodwill	107,300	107,300	144,207	144,486
Other intangible assets	25,959	28,176	45,144	46,650
Property, plant and equipment	52,894	55,754	52,924	53,123
Deferred tax asset	2,938	2,938	7,021	8,261
	189,091	194,168	249,296	252,520
Current assets				
Inventory	80,727	92,260	77,256	103,037
Derivative financial instruments	107	1,585	696	4,613
Trade and other receivables	126,568	117,940	97,206	107,660
Treasury deposits	101,000	90,000	52,065	97,065
Cash and cash equivalents	125,403	122,316	193,311	109,917
	433,805	424,101	420,534	422,292
Total assets	622,896	618,269	669,830	674,812

Current liabilities

Trade and other payables	91,124	109,208	93,376	136,407
Tax liabilities	16,108	17,080	26,851	19,901
Obligations under finance leases	2,679	2,910	3,108	2,588
Derivative financial instruments	10,152	229	1,080	-
Short-term provisions	2,583	2,679	2,414	3,287
Contingent consideration	17,240	16,979	25,988	9,387
	139,886	149,085	152,817	171,570
Net current assets	293,919	275,016	267,717	250,722
Non-current liabilities				
Deferred tax liability	1,752	5,932	8,208	8,454
Obligations under finance leases	-	-	142	1,853
Contingent consideration	-	-	-	16,198
	1,752	5,932	8,350	26,505
Total liabilities	141,638	155,017	161,167	198,075
Net assets	481,258	463,252	508,663	476,737
Equity				
Share capital	237	237	236	236
Share premium account	91,408	91,287	89,926	88,921
Capital redemption reserve	950	950	950	950
Employee Benefit Trust Reserve	(40,224)	(40,224)	(20,025)	(20,025)
Merger reserve	61,574	61,574	61,574	61,574
Hedging reserve	(9,364)	995	(899)	3,651
Share based payment reserve	25,062	22,873	20,278	17,459
Tax reserve	31,195	28,819	35,298	38,389
Retained earnings	320,420	296,741	321,325	285,582
Total equity	481,258	463,252	508,663	476,737

Condensed consolidated statement of recognised income and expense

	Q3 2008	**Q2 2008**	**9 Months 2008**	**Q3 2007**	**9 Months 2007**	**2007**
	(unaudited) $'000	(unaudited) $'000	(unaudited) $'000	(unaudited) $'000	(unaudited) $'000	(audited) $'000
(Loss) gain on cash flow hedges	(11,508)	1,630	(9,767)	1,210	91	(4,906)
Adjustments to deferred tax from reduced UK tax rates	-	-	-	(42)	-	(11)
Net tax on cash flow hedges in equity	3,222	(456)	2,709	(361)	(25)	1,382
Net (expense) income recognised directly in equity	(8,286)	1,174	(7,058)	807	66	(3,535)
Transfers						
Transferred to income statement in respect of cash flow hedges	1,150	(17)	1,303	352	389	836
Tax on items transferred from equity	(322)	5	(368)	(106)	(117)	(225)
Profit (loss) for the period	23,679	17,364	(905)	41,070	77,061	112,804

Total recognised income and expense for the period	16,221	18,526	(7,028)	42,123	77,399	109,880

Condensed consolidated cash flow statement

	Note	**Q3 2008** (unaudited) $'000	**Q2 2008** (unaudited) $'000	**9 Months 2008** (unaudited) $'000	**Q3 2007** (unaudited) $'000	**9 Months 2007** (unaudited) $'000	**2007** (audited) $'000
Net cash from operating activities	4	17,445	8,458	32,310	39,808	176,847	222,178
Investing activities							
Interest received		1,049	1,638	4,892	1,982	5,044	7,752
(Purchase) sale of treasury deposits		(11,000)	30,000	(48,935)	149	(67,065)	(22,065)
Purchases of property, plant and equipment		(2,360)	(6,069)	(19,521)	(6,683)	(18,064)	(24,382)
Purchases of intangible assets		(1,241)	(2,406)	(3,929)	(782)	(2,102)	(5,098)
Acquisition of subsidiaries		-	(253)	(11,689)	(724)	(81,946)	(81,946)
Net cash (used in) from investing activities		(13,552)	22,910	(79,182)	(6,058)	(164,133)	(125,739)
Financing activities							
Repayments of obligations under finance leases		-	(863)	(1,533)	(2,912)	(4,293)	(5,924)
Purchase of own shares		-	-	(20,199)	(10,093)	(20,025)	(20,025)
Proceeds on issue of shares		123	1,129	1,476	1,118	4,502	5,824
Net cash from (used in) financing activities		123	266	(20,256)	(11,887)	(19,816)	(20,125)
Net increase (decrease) in cash and cash equivalents		4,016	31,634	(67,128)	21,863	(7,102)	76,314
Cash and cash equivalents at beginning of period		122,316	90,708	193,311	87,905	117,494	117,494
Effect of foreign exchange rate changes		(929)	(26)	(780)	149	(475)	(497)
Cash and cash equivalents at end of period		125,403	122,316	125,403	109,917	109,917	193,311

Notes

1. Basis of preparation and accounting policies

The annual financial statements of CSR plc are prepared in accordance with IFRSs as adopted by the European

Union. The financial information in this statement has been prepared under the same accounting policies as the statutory accounts for the 52 weeks ended 28 December 2007. The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Whilst the financial information included in this statement has been prepared in accordance with International Financial Reporting Standards, this announcement does not contain itself sufficient information to comply with IAS 34 'Interim Financial Reporting'.

Statutory accounts for the 52 weeks ended 28 December 2007 are available on CSR's website at www.csr.com and have been filed with the Registrar of Companies. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) Companies Act 1985.

The financial information for the quarters Q3 2008, Q2 2008 and Q3 2007, along with the nine months ended 26 September 2008 and nine months ended 28 September 2007 is unaudited.

The dates for the financial periods referred to are as follows:

Period	**Duration**	**Dates**
Q3 2008	13 weeks	28 June 2008 to 26 September 2008
Q2 2008	13 weeks	29 March 2008 to 27 June 2008
9 Months 2008	39 weeks	29 December 2007 to 26 September 2008
Q3 2007	13 weeks	30 June 2007 to 28 September 2007
9 Months 2007	39 weeks	30 December 2006 to 28 September 2007
2007	52 weeks	30 December 2006 to 28 December 2007

2. Earnings per ordinary share

The calculation of earnings per share is based upon the profit (loss) for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

Period	**Weighted Average Number of Shares**	**Diluted Weighted Average Number of Shares**
Q3 2008	128,062,867	130,083,613
Q2 2008	127,837,045	129,616,238
9 Months 2008	128,794,112	130,961,596
Q3 2007	130,949,467	135,187,668
9 Months 2007	130,748,340	135,657,956
2007	130,690,101	135,596,821

2. Earnings per ordinary share (continued)

	Q3 2008	**Q2 2008**	**9 Months 2008**	**Q3 2007**	**9 Months 2007**	**2007**
Earnings	(unaudited) $'000	(unaudited) $'000	(unaudited) $'000	(unaudited) $'000	(unaudited) $'000	(audited) $'000

Underlying profit for the period	24,542	18,227	50,509	42,253	91,004	127,930
Patent dispute settlement, net of tax	-	-	-	-	(10,500)	(10,500)
Impairment of assets, net of tax	-	-	(48,376)	-	-	-
Amortisation of acquired intangibles, net of tax	(863)	(863)	(3,038)	(1,183)	(3,443)	(4,626)
Profit (loss) for the period	23,679	17,364	(905)	41,070	77,061	112,804

Earnings (loss) per share	**Q3 2008**	**Q2 2008**	**9 Months 2008**	**Q3 2007**	**9 Months 2007**	**2007**
	(unaudited) $	(unaudited) $	(unaudited) $	(unaudited) $	(unaudited) $	(audited) $
Basic	0.18	0.14	(0.01)	0.31	0.59	0.86
Underlying diluted	0.19	0.14	0.39	0.31	0.67	0.94
Patent dispute settlement	-	-	-	-	(0.08)	(0.08)
Impairment of assets	-	-	(0.37)	-	-	-
Amortisation of intangibles	(0.01)	(0.01)	(0.03)	(0.01)	(0.02)	(0.03)
Diluted	0.18	0.13	(0.01)	0.30	0.57	0.83

3. Changes in share capital

79,536 Ordinary Shares were issued from employee option exercises in Q3 2008. Consideration was $121,060 at a premium of $120,905.

4. Reconciliation of operating profit to net cash from operating activities

	Q3 2008	**Q2 2008**	**9 Months 2008**	**Q3 2007**	**9 Months 2007**	**2007**
	(unaudited) $'000	(unaudited) $'000	(unaudited) $'000	(unaudited) $'000	(unaudited) $'000	(audited) $'000
Operating profit	30,901	21,729	6,438	55,625	102,652	150,098
Adjustments for:						
Amortisation of intangible assets	3,258	3,566	11,578	4,391	12,540	17,036
Depreciation of property, plant and equipment	4,871	4,669	14,410	4,391	12,446	17,427
Impairment of assets	-	-	52,918	-	-	-
Loss (gain) on disposal of property, plant and equipment	58	50	67	(69)	66	168
Deferred tax adjustment to goodwill	-	-	-	-	-	279

Share related charge	2,189	1,971	4,784	1,351	6,456	9,275
(Decrease) increase in provisions	(96)	314	169	(696)	(941)	(1,814)
Operating cash flows before movements in working capital	41,181	32,299	90,364	64,993	133,219	192,469
Decrease (increase) in inventories	11,533	(18,445)	(3,471)	(18,490)	3,538	29,319
(Increase) decrease in receivables	(6,893)	(17,687)	(27,142)	(16,160)	(3,864)	8,173
(Decrease) increase in payables	(18,091)	20,696	487	17,794	65,772	22,394
Cash generated by operations	27,730	16,863	60,238	48,137	198,665	252,355
Foreign tax paid	(329)	(467)	(1,050)	(227)	(799)	(1,117)
Corporation tax paid	(9,820)	(7,899)	(26,915)	(7,983)	(20,704)	(28,702)
Interest paid	(136)	(39)	(283)	(119)	(315)	(358)
R&D tax credit received	-	-	320	-	-	-
Net cash from operating activities	17,445	8,458	32,310	39,808	176,847	222,178

About CSR

CSR is the leading global provider of personal wireless technology and its product portfolio covers Bluetooth, GPS, FM and Wi-Fi (IEEE802.11). CSR offers developed hardware/software solutions based around its silicon platforms that incorporate fully integrated radio, baseband and microcontroller elements.

CSR's customers include industry leaders such as Apple, BMW, Dell, LG, Motorola, NEC, Nokia, Panasonic, RIM, Samsung, Sharp, Sony, TomTom and Toshiba.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Dallas and Detroit in the USA.

More information can be found at www.csr.com.

Forward looking statements

With the exception of historical information, the matters set forth in this news release are forward looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those implied by the forward looking statements. These factors include consumer and market acceptance of the Company's products and the products that use the Company's products; decreases in the demand for the Company's products; excess inventory levels at the Company's customers; declines in average selling prices of the Company's products; cancellation of existing orders or the failure to secure new orders; the Company's failure to introduce new products and to implement new technologies on a timely basis; the Company's failure to anticipate changing customer product requirements; the Company's failure to deliver products to its customers on a timely basis; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions, the lengthy design cycle for CSR's products, CSR's ability to secure sufficient capacity from third-parties that manufacture, assemble and test its products, the potential for any disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors, the yields that CSR's subcontractors achieve with respect to CSR's products, possible errors or failures in the hardware or software components of CSR's products, CSR's ability to successfully manage its recent expansion and growth, CSR's ability to protect its intellectual property, CSR's ability to attract and retain key personnel including engineers and technical personnel, competitive developments in CSR's markets,

difficulty in predicting future results, CSR's ability to successfully and efficiently integrate any recent or future acquisitions. These forward looking statements speak only at the date of this news release and CSR undertakes no obligation to up-date the forward looking statements contained in this news release or any other forward looking statements it may make.

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News Release

CSR plc - Holding(s) in Company

RNS Number : 5951G

CSR plc

24 October 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from Morgan Stanley (Institutional Securities Group and Global Wealth Management), pursuant to the FSA's Disclosure and Transparency Rules. The notifying party has advised that following the disposal of shares in the Company the holding of Morgan Stanley has fallen below 3% of the Company's issued share capital.

Ends

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The company news service from the London Stock Exchange

END

HOLPUGWUUUPRGRW

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CSR plc - Holding(s) in Company

RNS Number : 3655G

CSR plc

21 October 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Morgan Stanley

(Institutional Securities Group

and Global Wealth Management)

4,282,350 ordinary shares (3.22%)

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLPUGBPUUPRGCG

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CSR plc - Holding(s) in Company

RNS Number : 2806G

CSR plc

21 October 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from Morgan Stanley (Institutional Securities Group and Global Wealth Management), pursuant to the FSA's Disclosure and Transparency Rules. The notifying party has advised that following the disposal of shares in the Company the holding of Morgan Stanley has fallen below 3% of the Company's issued share capital.

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLPUGWAUUPRGMU

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CSR plc - Holding(s) in Company

RNS Number : 0141G

CSR plc

16 October 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Morgan Stanley

(Institutional Securities Group

and Global Wealth Management)

4,237,909 ordinary shares (3.19%)

Ends

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The company news service from the London Stock Exchange

END

HOLGUGGWUUPRGPQ

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CSR plc - Holding(s) in Company

RNS Number : 5149F

CSR plc

09 October 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

BlackRock, Inc.

12,601,095 ordinary shares (9.49%)

Ends

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The company news service from the London Stock Exchange

END

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CSR plc - Holding(s) in Company

RNS Number : 4683F
CSR plc
09 October 2008

CSR plc

Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder named below has advised that the shares held by them in the Company in which they have voting rights are as follows:

Lazard Asset Management LLC

on behalf of itself and its custodian accounts,

ABN Amro Mellon Global Security Services BV

Bank of New York, Inc - Brussels,

Brown Brothers Harriman & Co.,

Citibank NA Inc,.ETC

Citibank NA - London,

JP Morgan Chase,

Lazard Freres & Co.,

Nordea Bank Copenhagen,

Northern Trust Co London,

PFPC Trust Co

State Street Bank - London,

State Street Bank - Custody Master Trust,

,

6,901,746 shares (5.2%)

END

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CSR plc - Notice of Q3 Results

RNS Number : 8397E

CSR plc

01 October 2008

CSR plc ('CSR' or 'the Company')

Q3 Results Announcement Date

CSR will be announcing its Q3 results on Wednesday, 29 October 2008.

A conference call will be held at 9.00am GMT for analysts and investors.

A dial-in facility will be available as follows:

International dial-in: +44 (0) 1452 589 054

Chairperson: Joep van Beurden

Password: CSR Q3 Results

An audio replay facility of the call will be made available on the investor relations pages of the CSR website (csr.com) for one week following the announcement date.

The call will be available for replay on +44 (0) 1452 550 000; Access Code: 67210179 .

A conference call for US analysts and investors will be held at 9.00am EST on Wednesday, 29 October 2008. To access this call dial (USA Free Call) 1866 223 9754. Password: CSR Q3 Results.

Enquiries:

Investors Media

Will Gardiner/ Scott Richardson Brown Tom Buchanan/ Chris Blundell

CSR Brunswick Group

+44 1223 692 000 +44 207 404 5959

This information is provided by RNS

The company news service from the London Stock Exchange

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CSR plc - Board Appointment

RNS Number : 7216E
CSR plc
01 October 2008

CSR plc ('CSR' or 'the Company')

Board Appointment

The Board of CSR today announces that Mr Andrew Allner has been appointed a non-executive director of the Company with immediate effect.

Mr Allner is a chartered accountant with extensive experience in senior executive and non-executive positions. Between 2004 and 2007 he was Group Finance Director at RHM, taking a leading role in its flotation in July 2005 on the London Stock Exchange. Prior to joining RHM, he was CEO of Enodis PLC. Mr Allner has also served in senior executive positions with Dalgety PLC, Amersham International PLC and Guinness PLC. He is a former partner of Price Waterhouse.

He is presently a non-executive director and chairman of the audit committee at Northgate plc and a non-executive director and chairman of the remuneration committee at Marshalls plc. With effect from 24 October 2008, Mr Allner will join the board of The Go-Ahead Group plc as a non-executive director. He was until 2005 a non-executive director of Moss Bros Group PLC, where he was also the chairman of the audit committee.

Ron Mackintosh, chairman of CSR said 'I am delighted to welcome Andrew to CSR. He has well respected financial and commercial experience and has participated in the creation and extension of leading companies in highly competitive sectors. Andrew's capabilities and experience will further strengthen our board'.

Enquiries:

Investors	Media
Will Gardiner/ Scott Richardson Brown	Tom Buchanan/ Chris Blundell
CSR	Brunswick Group
+44 1223 692 000	+44 207 404 5959

END

COMPANY DETAILS

Name & Registered Office:
CSR PLC
UNIT 400 CAMBRIDGE SCIENCE PARK
MILTON ROAD
CAMBRIDGE
CAMBRIDGESHIRE
CB4 0WH

Status: Active

Company No.: 04187346

Date of Incorporation: 26/03/2001
Country of Origin: United Kingdom

Company Type: Public Limited Company
Nature Of Business (SIC(03)):
7415 - Holding companies including head offices

Accounting Reference Date: 31/12
Last Accounts Made Up To: 31/12/2007 (GROUP)
Next Accounts Due: 31/07/2009
Last Return Made Up To: 26/03/2008
Next Return Due: 23/04/2009

Mortgage: Number of Charges: (0 outstanding / 0 satisfied / 0 part satisfied)
Last members list: 26/03/2008
Last Bulk Shareholders List: 26/03/2008

Previous Names

Date of Change:	Previous Name:
19/02/2004	CAMBRIDGE SILICON RADIO HOLDINGS LIMITED
25/10/2002	CAMBRIDGE SILICON RADIO HOLDINGS PLC

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	12	12	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,200		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.001		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

WEDNESDAY

A18 *AVHMA5XK* 404
24/12/2008
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Ms Sadia Ekstrand Address 9 Stourbridge House, Riverside, Cambridge UK Postcode CB5 8EY	Class of shares allotted Ordinary	Number allotted 2,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,200

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Aνam Date 23 DECEMBER 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/HA/24865 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	12	12	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,900		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.001		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

WEDNESDAY

A18 *AVHM95XJ* 405
24/12/2008
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Mr Scott Plude Address 325 East 6th Street, Apt 9, Royal Oak, MI 48067, USA	Ordinary	1,900
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	1,900

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Avaw Date 23 DECEMBER 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/HA/24857 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	12	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	13,644		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.001000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Equiniti Corporate Nominees Limited / Part ID NFMAY Address Aspect House, Spencer Road, Lancing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 13,644
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 13,644

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Anam Date 23 DECEMBER 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK.
MILTON ROAD CAMBRIDGE CB4 0WH.
ESP-EXEC/E2157/OPD Tel: 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	12	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,100	784	
Nominal value of each share	0.01p	0.01p	
Amount (if any) paid or due on each share *(including any share premium)*	£0.010000	£1.010000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Equiniti Corporate Nominees Limited / Part ID NFMAY	Class of shares allotted	Number allotted
Address Aspect House, Spencer Road, Lancing, West Sussex.	Ordinary	2,884
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	2,844
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed AMcM Date 23 DECEMBER 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,	
MILTON ROAD, CAMBRIDGE, CB4 0WH	
ESP-EXEC/E2152/OPD	Tel: 01903 833562
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	09	12	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	**5,662**		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.001		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

WEDNESDAY

AVHM65XG

A18 24/12/2008 408

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Choon Hong Koh	Class of shares allotted	Number allotted
Address 50 Hume Avenue 10-05, Summerhill	Ordinary	5,662
596229, Singapore		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	5,662
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed AMAM **Date** 23 DECEMBER 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/TM/24829 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	09	12	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,000		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.001		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

FRIDAY

AXUP05SN
A48 19/12/2008 234
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Kuan-Chieh Yen Address 49626 S Glacier, Northville, Michigan MI 48168, USA	Class of shares allotted Ordinary	Number allotted 2,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed AMCM Date 17 December 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD CAMBRIDGE, CB4 0WH
ESP-EXEC/TM/24819 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
08	12	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	**3,824**		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.001		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr. John Oberpriller Address 6219 La Vista Drive, Dallas, 75214, USA	Class of shares allotted Ordinary	Number allotted 3,824
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,284

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Anan Date 17 December 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/TM/24814 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
05	12	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,000		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

FRIDAY
AXUOZ5SL
A48 19/12/2008 235
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Equiniti Corporate Nominees Limited / Part ID NFMAY Address Aspect House, Spencer Road, Lancing, West Sussex. UK Postcode BN99 6DA	Ordinary	6,498
Name Mr John Oberpriller Address 6219 La Vista Drive, Dallas, TX75214, USA UK Postcode	Ordinary	3,502
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	10,000

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed AVAM **Date** 17 December 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2139/OPD Tel: 01903 833562
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	12	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	**11,234**		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.001000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

FRIDAY
A48 *AXUOU5SG* 240
19/12/2008
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Christopher Ladas Address 4173 El Camino Real, #38 Palo Alto, CA 94306, USA	Class of shares allotted Ordinary	Number allotted 11,234
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 11,234

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Avau **Date** 17 December 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP/EXEC/KT/24794 Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
02	12	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,066		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.001000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

FRIDAY

AXUOV5SH
A48 19/12/2008 239
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pershing Nominees Limited Desig: LDCLT , Part ID: 601 Address: Capstan House, One Clove Crescent, East India Dock, London Post Code: E14 2BH	Class of shares allotted Ordinary	Number allotted 6,066
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **6,066**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed AMAM **Date** 17 December 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP/EXEC/KT/24781 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	11	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	562		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.01		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

FRIDAY

AXUOW5SI
A48 19/12/2008 238
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Mr Gordon Langlands Address 9 The Medway, Ely, Cambridgeshire CB6 2WU	Ordinary	562
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 562

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 17 December 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/HA/24632 Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	21	11	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,100		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.001		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

THURSDAY

A5Y4F5DE
A64 04/12/2008 111
COMPANIES HOUSE
charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Allan Eriksen Address Dybboelgade 1, 1.T.V. 9000 Aalborg DENMARK	Class of shares allotted Ordinary	Number allotted 1,100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,100

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 2 DECEMBER 2008

A ~~director~~ / ~~secretary~~ / ~~administrator~~ / administrative receiver / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/SAM/24716 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	11	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	382		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Equiniti Corporate Nominees Limited / Part ID NFMAY Address Aspect House, Spencer Road, Lancing, West Sussex UK Postcode BN99 6DA	Ordinary	382
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	382

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed AMM **Date** 17 NOVEMBER 08

A ~~director / secretary / administrator~~ / administrative receiver / ~~receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2074/OPD Tel 01903 833562
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	11	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,700		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

TUESDAY
AF19L4XL
A53 18/11/2008 261
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Equiniti Corporate Nominees Limited / Part ID NFMAY Address Aspect House, Spencer Road, Lancing, West Sussex UK Postcode BN99 6DA	Ordinary	843
Name Mr Nicholas Cambray Address 5 New Road, Cottenham, Cambridge, Cambridgeshire UK Postcode CB4 8RF	Ordinary	857
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	1,700

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed Avian Date 17 NOVEMBER 08

A ~~director / secretary~~ / administrator / administrative receiver / ~~receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE CB4 0WH

ESP-EXEC/E2049/OPD Tel 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	09	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,100		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 053667		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

THURSDAY

AR14Y4EM
A44 30/10/2008 572
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Equiniti Corporate Nominees Limited / Part ID NFMAY Address Aspect House, Spencer Road, Lancing, West Sussex UK Postcode BN99 6DA	Ordinary	2,100
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	2,100

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed *[signature]* Date 28 October 2008

A ~~director / secretary / administrator~~ / administrative receiver / ~~receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2049/OPD Tel 01903 833562
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	08	10	2008	09	10	2008

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,100	1,458	
Nominal value of each share	0 1p	0 1p	
Amount (if any) paid or due on each share *(including any share premium)*	£0 001	£1 46	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

SATURDAY
A16 *AUY8N49A* 25/10/2008 COMPANIES HOUSE 367
This fo... charge by Co...

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Susan Keppie Address 43 Brookfield Way, Lower Cambourne Cambridge CB23 5EB UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 1,458
Name Mr Allan Weber Mikkelsen Address Sjaellandsgade 80, 2 th 9000 Aalborg, Denmark DK-9000 UK Postcode	Class of shares allotted Ordinary	Number allotted 1,100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,558

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed Allan **Date** 24 October 08

A ~~director / secretary~~ / administrator / administrative receiver / ~~receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400 CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP/EXEC/ARM/E24443/E24461 Tel 01903 833004
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	26	09	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,800		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 025000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

TUESDAY
A0LVS3YJ
A62 14/10/2008 86
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Equiniti Corporate Nominees Limited / Part ID NFMAY Address Aspect House, Spencer Road, Lancing, West Sussex UK Postcode BN99 6DA	Ordinary	3,800
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	TOTAL	3,800

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed *Anan* Date *10 OCTOBER 2008*

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1998/OPD Tel 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

-82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	10	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,250	3,800	
Nominal value of each share	0 1p	0 1p	
Amount (if any) paid or due on each share *(including any share premium)*	£1 010	£2 385	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

TUESDAY
A0LVT3YK
A62 14/10/2008 85
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Kaoru Nakajima Address 4-16-1 Kamitakada, Nakano-Ku, Tokyo Japan 164-0002	Ordinary	6,050
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	6,050

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed Anan Date 10 October 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/KG/E24407 Tel 01903 833874
DX number DX exchange

Companies House
— for the record —

82-34982

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4187346

Company Name in full CSR plc

	Day	Month	Year		Day	Month	Year
Date of appointment	0 1	1 0	2 0 0 8	†Date of Birth	1 6	1 2	1 9 5 3

Appointment form

Notes on completion appear on reverse

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Andrew James

Surname: Allner

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: 9 The Crescent, Barnes

Post town: London Postcode: SW13 0NN

County / Region: Country: England

†Nationality: British †Business occupation: Business Executive

†Other directorships (additional space overleaf): see overleaf and continuation sheet

I consent to act as ** director / secretary of the above named company

Consent signature [signature] Date 29/9/08

* Voluntary details
† Directors only
** Delete as appropriate

A director / secretary etc must sign the form below.

Signed [signature] Date 30/9/2008

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

B N Gladden, Unit 400, Milton Rd, Cambridge Science Park,

Tel 01226 692000

DX number DX exchange

SATURDAY
A5K7U3OR
A13 04/10/2008 348
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number 4187346

† Directors only

†Other directorships

- Marshalls PLC
- Northgate PLC
- Moss Bros Group PLC (Resigned 30/6/05)
- Marshalls Group PLC (Resigned 14/10/05)
- Premier Foods Group Services Limited (Resigned 13/07/05)

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

288a Continuation Sheet (1 of 2)

Company Number 4187346

Company Name CSR plc

Appointment of Mr Andrew Allner as a Director of CSR plc

Previous Directorships

RHM Limited (Resigned 16/03/07)

Manor Bakeries Limited (Resigned 13/07/05)

Avana Bakeries Limited (Resigned 13/07/05)

British Bakeries Limited (Resigned 13/07/05)

Centura Foods Limited (Resigned 13/07/05)

Charnwood Foods Limited (Resigned 13/07/05)

J A Sharnwood & Co Limited (Resigned 29/04/06)

Keystone Distribution UK Limited (Resigned 25/04/05)

Le Pain Croustillant Limited (Resigned 13/07/05)

London Superstores Limited (Resigned 13/7/05)

McDougalls Foods Limited (Resigned 29/04/06)

Premier Foods Group Limited (Resigned 13/07/05)

R.F. Brookes Limited (Resigned 13/07/05)

Rank Hovis Limited (Resigned 13/07/05)

RGB Coffee Limited (Resigned 13/07/05)

RHM Food Solutions Limited (Resigned 13/07/05)

RHM Foodbrands+ Limited (Resigned 13/07/05)

RHM Foodservice Limited (Resigned 13/07/05)

RHM Frozen Foods Limited (13/07/05)

RHM Group Three Limited (13/07/05)

288a Continuation Sheet (2 of 2)

Company Number 4187346

Company Name CSR plc

Appointment of Mr Andrew Allner as a Director of CSR plc

Previous Directorshps (continued)

RHM Group Trustee Limited (13/07/05)

RHM Group Two Limited (Resigned 13/07/05)

RHM Technology Limited (13/07/05)

Robertson's - Ledbury Preserves Limited (Resigned 13/07/05)

Keystone Distribution Properties Limited (Resigned 25/04/05)

RHM Property Company (Ayr) Limited (Resigned 13/07/05)

RHM Property Company (Cambridge) Limited (Resigned 13/07/05)

RHM Property Holding Company Limited (Resigned 13/07/05)

RHM Overseas Limited (Resigned 13/07/05)

RHM Group Holding Limited (Resigned 13/07/05)

RHM Pension Services Limited (Resigned 16/03/07)

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
09	09	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,096		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	306 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details	Shares and share class allotted	
Name Mr Ryuhei Kazami Address 33-30 Oyaguchi,Matsudo-Shi,Chiba,Japan Postcode 270-0005	Class of shares allotted Ordinary	Number allotted 3,096
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **3,096**

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed [signature] Date 01 October 2008

~~A director / secretary~~ / administrator ~~/ administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire
CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	08	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	337		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Equiniti Corporate Nominees Limited / Part ID NFMAY Address Aspect House, Spencer Road, Lancing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 337
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 337

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed *Anam* Date *01 October 2008*

A ~~director~~ / ~~secretary~~ / administrator / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ — Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1892/OPD — Tel 01903 833562

DX number — DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	09	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,100	1,300	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£0 010000	£0 503333	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Equiniti Corporate Nominees Limited / Part ID NFMAY Address Aspect House, Spencer Road, Lancing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 4,400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4,400

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed AMCM Date 01 October 2008

A ~~director~~ / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1936/OPD Tel 01903 833562
DX number DX exchange

END